SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date August 3, 2007______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

Audited Financial Statements for the year ended March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: August 3, 2007

Biotech Holdings Ltd.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2007 and 2006

Biotech Holdings Ltd.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2007 and 2006

Contents

Report of Independent Registered Chartered Accountants 3

Consolidated Financial Statements

Balance Sheets                                                                                                         4

Statements of Operations                                                                                      5

Statement of Changes in Shareholders^ (Deficiency)                                       6

Statements of Cash Flows                                                                                     7

Summary of Significant Accounting Policies                                            8 - 12

Notes to the Financial Statements                                                           13 - 33

Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

AUDITORS^ REPORT

To the Shareholders of Biotech Holdings Ltd.:

We have audited the consolidated balance sheet of Biotech Holdings Ltd. as at March 31, 2007 and the consolidated statement of operations and deficit, changes in shareholders^ equity, and cash flow for the year then ended. These consolidated financial statements are the responsibility of the company^s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board ("PCAOB")(United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements as at March 31, 2006 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those statements in their report dated July 26, 2006.

Comments by Auditors for U.S. Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company^s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 20, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors^ report these are adequately disclosed in the financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC, Canada

July 20, 2007

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of International. A world-wide organization of accounting firms and business advisors.

Biotech Holdings Ltd.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)
March 31	2007	2006

Assets

Current
Cash and cash equivalents	$ 23,358	$ 68,279
Accounts receivable - net	164,573	52,214
Advances - net (Note 2)	0	75,000
Inventory	10,823	49,647

	198,754	245,140
Property and equipment
Continuing operations (Note 3)	115,264	128,492
Held for resale (Notes 3 and 14)	1	1

Technology interests (Note 4)	1	421,937

	$ 314,020	$ 795,570

Liabilities and Shareholders^ (Deficiency)
Liabilities

Current
Accounts payable and accrued liabilities (Notes 13 and17)	$ 1,256,139	$ 1,376,626
Due to related parties (Note 6)	1,842,549	952,100

	3,098,688	2,328,726

Notes payable (Note 7)	224,343	224,343

	3,323,031	2,553,069
Shareholders^ (deficiency)
Share capital (Note 8) - common shares	25,733,318	25,733,318
- convertible preferred shares	1,380,691	1,380,691
Contributed surplus	1,150,790	867,407
Deficit	(31,273,810)	(29,738,915)

	(3,009,011)	(1,757,499)

	$ 314,020	$ 795,570

Commitments and contractual agreements (Note 12); Contingency (Note 13); Subsequent events (Note 19)

Approved by the Board: /s/ Robert Rieveley Director /s/ Gale Belding Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

For the years ended March 31	2007	2006 (Restated - See Note 20)	2005 Restated - See Note 20)

Sales	$ 336,595	$ 482,840	$ -

Cost of sales	111,748	129,287	-

Gross profit	224,847	353,553	-

Expenses
General, administrative and selling	631,963	658,529	438,704
Amortization	436,446	610,112	612,430
Stock-based compensation	283,383	366,277	447,243
Product marketing costs	321,426	571,985	-
Professional fees	112,800	64,728	41,528
Interest- current debt and other	96,833	60,796	71,005
Foreign exchange	13,488	60,101	-
Office rent, utilities and maintenance	62,497	56,627	92,438
Plant set-up costs	-	-	112,519

	1,958,836	2,449,155	1,815,867

Loss from continuing operations	(1,733,989)	(2,095,602)	(1,815,867)

Loss from discontinued operations
- gain from settlement of debt and restructuring	199,094	63,000	240,161
- gain from sale of equipment	-	13,224	-
- write-down of assets	-	-	(1,104)

Net loss for the year	$ (1,534,895)	$ (2,019,378)	$ (1,576,810)

Basic and diluted loss per common share

From continuing operations	$ (0.02)	$ (0.02)	$ (0.02)

From discontinued operations	(0.00)	(0.00)	(0.00)

Net loss for the year	$ (0.02)	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding	92,229,512	91,829,966	88,691,806

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statement of Changes in Shareholders^ (Deficiency)

(Expressed in Canadian Dollars)

For the years ended March 31, 2007, 2006 and 2005

	Share Capital
	Common Shares	Convertible Preferred Shares	Common Shares

	Number	Number	Amount	Amount

Balance, March 31, 2004	87,542,219	13,806,907	$ 24,043,775	$ 1,380,691	$ 161,997	$(26,142,727)	$ (556,264)
Common shares issued:
For cash -
by private placement	1,528,480	-	764,240	-	-	-	764,240
by stock options exercised	952,500	-	201,740	-	-	-	201,740
by warrants exercised	111,111	-	41,667	-	-	-	41,667
Stock-based compensation	-	-	-	-	447,243	-	447,243
Options exercised for which stock-based compensation
has been recorded	-	-	38,215	-	(38,215)	-	-
Net loss	-	-	-	-	-	(1,576,810)	(1,576,810)
Balance, March 31, 2005	90,134,310	13,806,907	25,089,637	1,380,691	571,025	(27,719,537)	(678,184)
Common shares issued:
For cash -
by private placement	2,020,202	-	621,181	-	-	-	621,181
by stock options exercised	75,000	-	17,250	-	-	-	17,250
Stock-based compensation	-	-	-	-	366,277	-	366,277
Private placement finders fee	-	-	-	-	(64,645)	-	(64,645)
Options exercised for which stock-based compensation
has been recorded	-	-	5,250	-	(5,250)	-	-
Net loss	-	-	-	-	-	(2,019,378)	(2,019,378)
Balance, March 31, 2006	92,229,512	13,806,907	25,733,318	1,380,691	867,407	(29,738,915)	(1,757,499)
Stock-based compensation	-	-	-	-	283,383	-	283,383
Net loss	-	-	-	-	-	(1,534,895)	(1,534,895)
Balance, March 31, 2007	92,229,512	13,806,907	$ 25,733,318	$ 1,380,691	$ 1,150,790	$(31,273,810)	$(3,009,011)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)
For the years ended March 31	2007	2006 (Restated - See Note 20)	2005 (Restated - See Note 20)

Cash provided by (used in):
Operating activities
Net loss for the period	(1,534,895)	(2,019,378)	(1,576,810)
(Gain) from discontinued operations	(199,904)	(76,224)	(239,057)

Net loss from continuing operations	(1,733,989)	(2,095,602)	(1,815,867)
Items not involving cash:
Amortization	436,446	610,112	612,430
Accrued interest	96,833	60,796	71,005
Stock-based compensation	283,383	366,277	447,243
Write-down of advances	54,053	-	-
Changes in non-cash operating working capital items (Note 9)	26,019	(81,842)	(67,869)
Net cash (used in) operating activities from
continuing operations	(837,255)	(1,140,259)	(753,058)

Financing activities
Due to related parties (decrease)	793,616	151,212	(211,688)
Private placement finders fee paid	-	(64,645)	-
Issuance of common shares	-	638,431	1,007,647

	793,616	724,998	795,959
Investing activities
Purchase of property and equipment	(1,282)	(3,794)	(5,422)
Proceeds on disposal of property and equipment held for resale	-	46,730	26,494

	(1,282)	42,936	21,072

Increase (Decrease) in cash and cash equivalents	(44,921)	(372,325)	63,973
Cash and cash equivalents, beginning of year	68,279	440,604	376,631

Cash and cash equivalents, end of year	$ 23,358	$ 68,279	$ 440,604

Cash and cash equivalents are comprised of: Cash Short-term investments	$ 23,358 -	$ 68,279 -	$ 179,621 260,983

	$ 23,358	$ 68,279	$ 440,604

Supplemental disclosure of cash flow information and non-cash transactions (Note 9)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in these circumstances conform in all material respects with United States generally accepted principles ("US GAAP") except as described in Note 18.

Basis of Consolidation

These consolidated financial statements include the accounts of Biotech Holdings Ltd. ("Biotech") (the "Company") and its subsidiaries: 401718 B.C. Ltd. (formerly Biotech Holdings Inc.) ("Holdings"), Biotech Laboratories Inc. ("Laboratories"), 314202 B.C. Ltd. ("314202"), Biotech Pharmaceutical Ltd., Echo Health & Beauty Ltd. ("Echo"), Volque Pharmaceutical Company Ltd. ("Volque"), and 75% of Smith Rothe Pharmaceutical, Inc. ("Smith Rothe"). The Mexican operating company, Pharmaroth Latin America S.A. de C.V., is owned by Smith Rothe. Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company^s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by a company that is controlled by a Director of Biotech. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

Going Concern

These consolidated financial statements have been prepared on a going concern basis which contemplates that Biotech will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company^s ability to continue as a going concern is dependent upon the raising of additional financing, if, as, and when required, and, ultimately, the attainment of profitable operations.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid money market securities and investment deposits issued by banks with an original maturity of three months or less.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts when management estimates collectibility to be uncertain. Accounts receivable are continually reviewed to determine which, if any, accounts are doubtful of collection. In making the determination of the appropriate allowance amount, the Company considers current economic and industry conditions, relationships with each significant customer, overall customer credit-worthiness and historical experience.

Property and Equipment

Property and equipment are recorded at cost less any impairment losses recognized in accordance with the policy for impairment of long-lived assets as set out below.

Amortization of property and equipment used in continuing operations is provided over the estimated useful lives of the assets using the following bases and annual rates:

Furniture and fixtures - 10% declining-balance basis

Laboratory equipment - 10% declining-balance basis

Production equipment - 10% declining-balance basis

Computer equipment - 30% declining-balance basis

No amortization is provided for property and equipment held for resale.

The Company reviews the carrying value of its property and equipment on a regular basis and where these carrying values are estimated to exceed the net recoverable amounts, provision is made for these decreases in value.

Revenue Recognition

The Company^s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

Revenue from product sales will be recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Product Marketing Costs

Product marketing costs of $321,426 were expensed in the year (2006 - $571,985 and 2005 - $Nil).

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

Foreign Exchange Translation

The Company^s functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the year-end exchange rate and all income and expenses are translated at average exchange rates prevailing during the period. Non-monetary assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Exchange gains and losses arising on translation are included in earnings.

Exchange rates between the United States dollar and the Canadian dollar for the years reported in these financial statements are as follows:
	2007	2006	2005
Average for year^s end	$ 1.1388	$ 1.1676	$ 1.2787
As at end of year	$ 1.1559	$ 1.1943	$ 1.2173

Exchange rates between the Mexican peso and the Canadian dollar for the years reported in these financial statements are as follows:
	2007	2006	2005
Average for year^s end	$ 0.1036	$ 0.1112	$ 0.1130
As at end of year	$ 0.1049	$ 0.1068	$ 0.1086

Technology Interests

Technology interests are stated at amortized cost less any impairment losses recognized in accordance with the policy for impairment of long-lived assets as set out below. The Company evaluates the recoverability of these interests when facts and circumstances suggest the asset could be impaired. Amortization of technology interests is being recorded on a straight-line basis over the shorter of the estimated useful lives or ten years.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

Impairment of Long-Lived Assets

Property and equipment and other long-lived assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the sum of undiscounted cash flows expected from its use and disposal. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Loss Per Share

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 3,506,000 (2006 - 5,963,682) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Undeclared 8% cumulative dividends on convertible preferred shares, aggregating $399,265 to March 31, 2007, have no significant effect on loss per share calculations

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, advances, accounts payable and accrued liabilities and amounts due to related parties. Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise stated, the respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand. The fair values of notes payable was not practicable to determine. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

Biotech Holdings Ltd.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

Stock-Based Compensation

The Company applies the fair value method for valuing stock option grants. Under this method, compensation costs, attributable to share options granted to employees, contractors, officers and directors, are measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Change in Accounting Policy

Effective April 1, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation to employees, officers and directors on a retroactive basis without restatement of prior years. This change resulted in an increase to accumulated deficit of $nil, and an increase to share capital and contributed surplus of $nil. The effect on the current year^s financial statements was an increase of $nil (2006: $nil) to net loss and a corresponding increase to contributed surplus.

The Company had adopted this standard for stock-based compensation to non-employees in the prior year.

Future Income Taxes

Income taxes are accounted for by the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

1. Nature of Business and Ability to Continue Operations

The Company^s business focus is on developing the distribution of the Company^s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin, particularly in Mexico and Latin America. The operations of the Company are not subject to any seasonal or cyclical factors

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $31,273,810 and a Shareholders^ Deficiency of $3,009,011 at March 31, 2007. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Mexico and Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Advances
	2007	2006

Advances to marketing company	$ -	$ 75,000
	$ -	$ 75,000

Advances are expenditures incurred by the Company on behalf of its non-related Mexican marketing company. The advances are recoverable pursuant to contractual obligations (Note 12 (a))

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

Property and Equipment

a) Continuing Operations

2007	Cost	Accumulated Amortization	Net Book Value
Production equipment Laboratory equipment Furniture and fixtures Computer equipment	$ 46,779 240,627 6,000 119,458 $ 412,861	$ 12,678 169,632 2,063 113,227 $ 297,600	$ 34,101 70,995 3,937 6,231 $ 115,264

2006	Cost	Accumulated Amortization	Net Book Value
Production equipment Laboratory equipment Furniture and fixtures Computer equipment	$ 46,779 240,627 6,000 118,176 $ 411,582	$ 8,888 161,744 1,626 110,832 $ 283,090	$ 37,891 78,883 4,374 7,344 $ 128,492

b) Held for Resale

2007	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,063,936	$ 1,063,935	$ 1
2006	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,063,936	$ 1,063,935	$ 1

During the year ended March 31, 2007, amortization expense for the continuing operations was $14,510 (2006: $16,398, and 2005: $18,350) and $Nil (2006: $Nil, and 2005: $Nil) for property and equipment held for resale.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

4. Technology Interests

2007	Cost	Accumulated Amortization	Net Book Value
	$ 4,461,282	$ 4,461,281	$ 1
2006	Cost	Accumulated Amortization	Net Book Value
	$ 4,461,282	$ 4,039,345	$ 421,937

During the year ended March 31, 2007, amortization expense for technology interests was $421,936 (2006: $593,713 and 2005: $593,713).

5. Deferred Costs

During the year ended March 31, 2007, amortization expense for deferred costs was $Nil (2006: $Nil, and 2005: $368) and the balance of $1,104 was written off in 2005.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

6. Due to Related Parties
		2007	2006
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company^s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2007 $22,104 (2006 -$20,466, 2005 - $18,950) in interest was accrued.

		$ 298,399	$ 276,295
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	4,551	20,422
	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	6,802	12,757
		309,752	309,474

b) Secured
Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the year ended March 31, 2007, the notes

were increased by advances of $815,442 (2006: $37,000); increased with the addition of the $118,160 non-interest bearing balance owing at March 31, 2006 and were reduced by $Nil (2006-$Nil) paid directly to the lender.

During the year, interest expense of $74,729 was accrued (2006: $36,300; 2005: $44,289)	1,532,797	524,466
Amounts advanced by a company controlled by a Director secured by a general security agreement, non-interest bearing and payable on demand. During the year ended March 31, 2007, the balance was combined with the interest bearing note payable.	-	118,160
	1,532,797	642,626
Total	$ 1,842,549	$ 952,100

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

7. Notes Payable - long term

These amounts are unsecured, non-interest bearing and repayable only from a pro-rata share of profits commencing January 26, 2001. Payments will be limited to the principal amounts of the notes outstanding and no principal repayments are anticipated in 2008. The fair value of these notes was not practicable to determine.

$ 224,343	$ 224,343

8. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest, and no redemption provisions. The Company^s Articles of Incorporation were amended in 2005 to amend the cumulative cash dividend rate of the Series I Convertible Preferred shares from $0.0368 per share to 8% per annum.

Private Placements of Common Shares

During the year ended March 31, 2007, no private placements were issued.

During the year ended March 31, 2007, the Company cancelled a private placement application previously announced on November 7, 2005 for 984,666 shares to be issued for funds was cancelled effective February 16, 2007. On this date, the Board of Directors approved the conversion of the funds, which had been advanced by an insider, from a secured non-interest bearing loan to a secured loan bearing interest at 8% from the effective date.

During the year ended March 31, 2006, the Company completed with related party investors ("the Investors") a private placement of 2,020,202 common shares for gross proceeds of $621,181 cash (net proceeds of $556,536 after a finders fee of $64,645). The Investors also received 2,020,202 warrants to acquire common shares at $ 0.40 per share, expiring on October 6, 2006.

In November 2005, the Company agreed to a private placement with a related party. The private placement was subject to the approval of the TSX Venture Exchange and was for the purchase of 984,666 common shares at $0.12 per share. The purchase includes warrants to purchase 984,666 common shares at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at March 31, 2006 the shares were not issued and the amount received has been included in amounts due to related parties. The private placement was cancelled in February 2007.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

8. Share Capital (continued)

Warrants to Purchase Common Shares

The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:
	2007	2006	2005

Outstanding, beginning of year	3,548,682	3,244,146	1,826,777
Issued at $0.400 per share
expiring October 6, 2006	-	2,020,202	-
Issued at $0.55 per share
expiring December 16, 2006	-	-	1,528,480
Expired January 27, 2006 $0.375	-	(1,715,666)	-
Expired October 6, 2006 $0.400	(2,020,202)
Expired December 16, 2006 $0.55	(1,528,480)
Exercised $0.375	-	-	(111,111)

Outstanding, end of year	Nil	3,548,682	3,244,146

There were no outstanding warrants to purchase common shares at March 31, 2007.

Stock Options - Common Shares

On July 25, 2005 the Board of Directors approved a "fixed" Stock Option Plan which limits the number of options to be granted. At the Annual General Meeting held on September 30, 2005, the shareholders approved a "fixed" Stock Option Plan (the "Plan"). The highlights of the Plan are as follows:

The maximum number of options granted in any one year is fixed at 8,803,571;

No one person may hold options of more than 5% of the issued and outstanding Shares;

Options granted under the plan may be exercised for a term of up to five years from the date of grant;

Shares issued on exercise of the stock options are payable in full on exercise, and;

Under the Plan, a stock option is non-assignable and terminates the day the Optionee ceases to be a director, officer or employee of the Corporation or for any reason other than death of the Optionee, in which case the stock option terminates ninety (90) days after the death of the Optionee.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

8. Share Capital (continued)

c) Stock Options - Common Shares (cont^d)

The following table summarizes the number of shares under option and the exercise price thereof:

	2007	2006	2005

Balance, beginning of year	2,415,000	3,851,000	2,723,500
Granted (per share)
$0.14 (expiring Dec 15, 2005)	-	-	800,000
$0.54 (expiring August 11, 2006)	-	-	75,000
$0.66 (expiring August 26, 2006)	-	-	150,000
$0.55 (expiring March 24, 2006)	-	-	545,000
$0.55 (expiring March 24, 2007)	-	-	770,000
$0.55 (expiring March 24, 2008)	-	-	1,290,000
$0.135 (expiring Feb. 22, 2008)	-	300,000	-
$0.16 (expiring June 22, 2008)	896,000	-	-
$0.10 (expiring June 22, 2008)	545,000	-	-
$0.10 (expiring June 25, 2008)	300,000	-	-
US$0.10 (expiring Nov 23, 2008)	275,000	-	-
Exercised in year (per share)
$0.12 (expiring May 21, 2004)	-	-	(90,000)
$0.14 (expiring Dec. 15, 2005)	-	-	(183,500)
$0.23 (expiring May 3, 2005)	-	(75,000)	(225,000)
$0.25 (expiring January 2, 2006)	-	-	(454,000)
Expired (per share) $0.88	-	-	(750,000)
Expired (per share) $0.55	-	(495,000)	-
Expired (per share) $0.25	-	(896,000)	-
Expired (per share) $0.14	-	(50,000)	-
Expired (per share) $0.54	(75,000)	-	-
Expired (per share) $0.66	(150,000)	-	-
Expired (per share) $0.55	(700,000)	-	-
Cancelled (per share) $0.55	-	(220,000)	-
Balance, end of year	3,506,000	2,415,000	3,851,000
	-	-	-
Exercisable, end of year	2,316,000	225,000	1,096,000
	-	-	-
Weighted average exercise price	$ 0.27	$ 0.50	$ 0.47

Using the fair value method to value stock options, $283,383 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company^s share price of 159% (2006 - 100%; 2005 - 100%) and a weighted average risk free rate of 4.17% (2006 - 3.03%; 2005 - 3.03%). The stock compensation expense is netted with any recovery of compensation expense previously recognized on unvested options granted in prior years.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

8. Share Capital (continued)

c) Stock Options - Common Shares (cont^d)

Stock options outstanding at March 31, 2007 were as follows:

Exercise Price	Number	Expiry
$0.135	300,000	February 22, 2008
$0.55	1,190,000	March 24, 2008
$0.16	896,000	June 22, 2008
$0.10	545,000	June 22, 2008
$0.10	300,000	June 25, 2008
$0.10 US	275,000	November 23, 2008
	3,506,000

Convertible Preferred Shares and Warrants to Purchase Preferred Shares

At March 31, 2007 and 2006, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend has been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2006 would have amounted to $110,455 (2006: $110,455; 2005: $110,455). The cumulative effect to March 31, 2007 of the dividend at 8% per annum from date of issuance would have amounted to $399,265. This would have an insignificant effect on net loss or on basic and diluted loss per share.

No preferred share purchase warrants were outstanding or exercisable as of March 31, 2007, 2006 or 2005.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

9. Supplemental Disclosure of Cash Flow Information and Non-Cash Transactions

a) Changes in non-cash operating working capital items:

	For the years ended March 31
	2007	2006	2005

Accounts receivable	$ (112,359)	$ (45,322)	$ -
Advances	20,947	7,425	(70,033)
Inventory	38,824	(10,795)	(38,852)
Deposits and prepaid expenses	-	-	11,450
Accounts payable and accrued liabilities	78,607	(33,150)	29,566

	$ 26,019	$ (81,842)	$ (67,869)

b) Other Supplemental Information

	For the years ended March 31
	2007	2006	2005

Issuance (reversal) of preferred shares through the exercising of preferred share warrants for settlement of debt due to related parties	-	-	$(1,380,691)

No income taxes were paid and no interest was received in any of the periods presented.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

10. Related Party Transactions

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties not disclosed elsewhere include:
	2007	2006	2005

Management fees paid to an related party	$ 144,000	$ 144,000	$ 144,000
Salaries and benefits paid to related parties	173,481	172,976	127,032
Interest accrued on Notes Payable (Note 6)	96,833	56,766	63,239
Rent and services paid to companies controlled by
related parties (Note 6)	81,943	86,216	98,795

11. Income Taxes

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates for fiscal years ended as follows:
	2007	2006	2005

Provision (benefit) at Canadian statutory rate	$ (552,000)	$ (331,000)	$ (632,000)
Stock-based compensation	102,000	102,000	139,000
Effect of changes in effective tax rates	-	-	31,000
Expiry of loss carry forwards	621,000	396,000	543,000
Temporary differences	157,000	-	-
Permanent differences and other	11,000	65,000	3,000
(Decrease) increase in valuation allowance	(339,000)	(232,000)	(84,000)
	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of the Company^s future income tax assets at March 31, are as follows:
	2007	2006

Tax loss carry forwards	$ 3,604,000	$ 3,952,000
Property and equipment	626,000	617,000
Technology interests	1,240,000	1,240,000
Deferred costs	256,000	256,000
Valuation allowance	(5,726,000)	(6,065,000)
Net future tax asset	$ -	$ -

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

11. Income Taxes (continued)

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management^s judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non-capital losses carry forwards available to reduce future taxable income. These loss carry forwards expire as follows:

2008 2009 2010 2011 2015 2016 2017	$ 2,014,621 1,993,713 1,378,313 2,367,554 1,149,702 308,607 796,616 $ 10,009,126

No benefit (if any) of these tax losses has been recorded in these financial statements.

12. Commitments and Contractual Agreements

a) In May 2004, the Company entered into a 5 year agreement with a marketing company in Mexico for the sale of Sucanon in Mexico. The agreement, among other items, grants the marketing company the exclusive rights to sell Sucanon in Mexico, specifies the price at which the Company will sell Sucanon to the marketing company, establishes a maximum retail price and minimum monthly sales levels and sets out the terms of repayment for amounts advanced for advertising by the Company. The agreement has a 5 year renewal clause. Upon any breach of the terms specified in the agreement, the Company has the option to terminate the agreement. In September 2006, the marketing company waived its exclusive rights to sell Sucanon in Mexico. The Company assumed responsibility for advertising in Mexico and the marketing company agreed to a price increase to compensate the Company for the advertising costs.

b) In November 2004, the Company entered into an agreement with a Mexican manufacturing company for the production of Sucanon. The agreement specifies that the Company will provide the manufacturer with pre-mix and the manufacturer will tablet the product within production specifications and package Sucanon for a per package price as specified in the agreement.

c) The Company pays rent on a month-to-month basis.

d) During the year ended March 31, 2002, the Company entered into a world-wide patent licensing agreement with the President of the Company regarding the use of DIAB II (also known under the trademarks Sucanon and Glucanin) as a combination therapy. Combination therapies as defined in the agreement include those therapies for Type II Diabetes in which DIAB II is combined with or used together with other Type II Diabetes drugs. This agreement would require payment by the Company, to the President, of 25% of such royalty revenue received by the Company, either from licensing such combinations to third parties or from the Company itself producing such a combination. The payment of this royalty for combination therapy use was determined by agreement between outside directors and the President. This agreement will have no impact on revenues received by the Company on sales of DIAB II as a monotherapy, and, in the opinion of the management, this agreement is not anticipated to have a significant impact on expected total revenues.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

13. Contingency

The Company is the subject of legal disputes which have arisen in the normal course of business. In June 1998, one of the Company^s suppliers issued a claim that exceeds the amount accrued by approximately $250,000. The Company has filed a counter claim against the supplier and the matter is presently in litigation. In the opinion of management, the outcome of the legal disputes is not presently determinable. However, it is the opinion of management that this will not have a material adverse financial impact on the Company.

14. Segmented Information

The Company currently operates in one business segment, being the development and distribution of its Type II diabetes drug.

Sales (returns) by geographic region are summarized as follows:

	For the years ended March 31
	2007	2006	2005

Mexico	$ 336,595	$ 482,840	-

	$ 336,595	$ 482,840	$ -

Property and equipment by geographic region as of March 31, are summarized as follows:

	2007	2006

Canada (continuing operations)	$ 115,264	$ 128,492
Canada (held for resale)	1	[1]

	$ 115,265	$ 128,493

Major Customers

Current Operations

The Company^s principal revenue is derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

In September 2006, the marketing company waived its exclusive rights to sell Sucanon in Mexico. The Company assumed responsibility for advertising in Mexico and the marketing company agreed to a price increase to compensate the Company for the advertising costs.

During 2007, 37.3% of the Company^s sales (2006: 100%) were made to the Mexican marketing company, whose orders for product correspond to orders that they receive from their retail customers. During 2007, the Company developed its own customer base and a primary customer accounted for 49.6% (2006: 0%) of total sales. There were no sales in 2005.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

15. Reclassifications

Certain comparative figures have been reclassified to conform to the current year^s financial statement presentation.

16. Discontinued Operations

The Company^s primary operating subsidiary, Biotech Laboratories Inc., discontinued operations during the year ended March 31, 2003. A general security agreement registered as a first charge, was granted to the subsidiary, subject to collateral, including inventory, equipment, accounts receivable, intangibles and other personal property of the lessee, to secure payment or performance of obligations and indebtedness of the subsidiary.

The remaining assets and liabilities of the discontinued operations at March 31, 2007 are as follows:
Current assets	$ -
Property and equipment - net book value	1

1
Less: current liabilities	(636,382)

$ (636,381)

Revenue for the year ended March 31, 2007 from the discontinued operations was $Nil, (2006 - $Nil; 2005 - $Nil) resulting in an operating loss of $Nil (2006 - $Nil; 2005 - $Nil).

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

17. Proposal to Creditors

On May 21, 2003, the Company^s primary operating subsidiary, Biotech Laboratories Inc., as well as the Company, received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allows for the operating subsidiary to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities. For Biotech Laboratories Inc., secured creditors, all being related parties, claimed $9,808,057 of which the net value of the security was estimated to be $568,096. Unsecured creditors claimed $9,605,170, which included $9,239,961 unsecured debt by secured creditors. For the Company, all being related parties, claimed $2,702,961. Unsecured creditors claimed $153,560. Under the proposal, preferred creditors shall be paid in full in priority to all claims of unsecured creditors. Provision for payment of claims of unsecured creditors shall be made in the lesser amount of 10% and $25,000 on each day, which is one year, one year six months and two years, respectively, after the end of the month of court ratification. The proposals also allow the companies to provide ongoing business to its suppliers. Creditors of the subsidiary after the filing of the proposal will be paid in full, in priority to preferred and general unsecured creditors.

In July 2006 the trustee acting in the proposal of the Company filed a certificate with the Supreme Court of British Columbia that certified that the Company had fully performed its obligations required under the proposal. At the same time, the trustee acting in the proposal of Biotech Laboratories Inc. filed a notice with the Supreme Court of British Columbia stating that Biotech Laboratories Inc. was in default in performing its obligations required under its proposal and its creditors could take proceedings to place Biotech Laboratories Inc. in bankruptcy at their own expense.

18. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

The Company had a policy of capitalizing a portion of its development costs which relate to the development of proprietary formulas for the Company^s discontinued operations respecting its healthcare product line. Additionally, in prior years, the Company capitalized certain deferred costs. US GAAP would require these expenditures to be expensed in the year incurred.

The effect of the above on total assets (per US GAAP) would be to reduce total assets at March 31, 2007 by $Nil (2006 - $Nil, 2005 - $1,472).

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

18. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles (continued)
The impact of material differences is as follows:
	2007	2006	2005

Net loss for the year per Canadian GAAP	$ (1,534,895)	$ (2,019,378)	$ (1,576,810)
Amortization and write-off of deferred costs,
net of development expenses during
the year (a)	-	-	1,472
Net loss and comprehensive loss
per US GAAP	$ (1,678,367)	$ (1,936,645)	$ (1,575,338)

Loss per share in accordance with US GAAP	$ (0.02)	$ (0.02)	$ (0.02)
The impact of the above-noted differences on total shareholders^ deficiency is as follows:
	2007	2006	2005

Shareholders^ equity (deficiency) per Canadian GAAP	$ (3,009,011)	$ (1,757,499)	$ (678,184)
Unamortized balance of deferred costs (a)	-	-	(1,472)

Shareholders^ (capital deficit) per US GAAP	$ (3,009,011)	$ (1,757,499)	$ (679,656)

19. Subsequent Events

In April, 2007, the Company announced that it had granted a total of 5,034,000 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.11 per share, would vest October 12, 2007 and expire April 12, 2009.

In May, 2007, Company has signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. The four additional markets - Colombia, Peru, Ecuador and Costa Rica - will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries. . There is no assurance that regulatory approval will be obtained in any specific market, nor any assurance that sales, once begun, will be material.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

20. Restatements as a Result of Correcting Stock Compensation Expense

The Company^s balance sheet, statements of operations, statements of cash flows, and statements of changes in shareholders^ deficiency have been restated for the years ended March 31, 2006 and 2005. In determining the stock-based compensation expense for the years ended March 31, 2006 and 2005, the Company amortized stock based compensation expense for unvested employee stock options over the life of the options. In the Company^s March 31, 2007 review of stock compensation expense, the Company determined that it had not considered CICA Handbook Section 3870.49 - Stock-based Compensation and Other Stock-based Payments.

To correctly account for the stock options granted to employees, the stock based compensation expense should have been recognized over the service period, which is presumed to be the period from the grant date to the date that the award is vested and its exercisability does not depend on continued employee service.

The following presents the effect on the Company^s previously issued financial statements for the years ended March 31, 2006 and 2005:

Balance sheet as at March 31, 2006 -

	Previously Reported	Increase (Decrease)	Restated
Contributed Surplus	723,935	143,472	867,407
Deficit	(29,595,443)	(143,472)	(29,738,915)

Statement of operations for the year ended March 31, 2006 -

	Previously Reported	Increase (Decrease)	Restated
Stock-based compensation	283,544	82,733	366,277
Loss from continuing
operations	(2,012,869)	(82,733)	(2,095,602)
Net loss for the year	(1,936,645)	(82,733)	(2,019,378)

Statement of cash flows for the year ended March 31, 2006 -

	Previously Reported	Increase (Decrease)	Restated
Loss from continuing operations	(2,012,869)	(82,733)	(2,095,602)
Stock-based compensation	283,544	82,733	366,277

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

Statement of operations for the year ended March 31, 2005 -

	Previously Reported	Increase (Decrease)	Restated
Stock-based compensation	386,504	60,739	447,243
Loss from continuing operations	(1,755,128)	(60,739)	(1,815,867)
Net loss for the year	(1,516,071)	(60,739)	(1,576,810)

Statement of cash flows for the year ended March 31, 2005 -

	Previously Reported	Increase (Decrease)	Restated
Loss from continuing operations	(2,012,869)	(82,733)	(2,095,602)
Stock-based compensation	283,544	82,733	366,277

21. Recent Accounting Pronouncements:

Canadian GAAP:

(i) Financial instruments, recognition and measurement:

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

(ii) Comprehensive income and equity:

In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income ("Section 1530"), and Section 3251, Equity ("Section 3251"), effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet determined the effect of these new standards on its consolidated financial position and results of operations.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

(iii) Hedges

In January 2005, the CICA issued new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards of when and how hedge accounting may be applied. Hedge accounting is optional.

(iv) Non-monetary transactions:

In June 2005, the CICA issued new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measureable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

21. Recent Accounting Pronouncements (continued)

(b) United States GAAP:

(i) Fair value measurement

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on January 1, 2008. The Company is currently reviewing the impact of this statement.

(ii) Employers accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, "Employers^ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS 158"). SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, "Employers^ Accounting for Pensions", or SFAS 106, "Employers^ Accounting for Postretirement Benefits Other Than Pensions", (c) measure defined benefit plan assets and obligations as of the date of the employer^s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company^s fiscal year ending December 31, 2007. The Company is currently reviewing the impact of this statement.

(iii) Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets", which amends SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 156 may be adopted as early as 1 January 2006, for calendar year-end entities, provided that no interim financial statements have been issued. Those not choosing to early adopt are required to apply the provisions as of the beginning of the first fiscal year that begins after 15 September 2006 (e.g. 1 January 2007, for calendar year-end entities).  The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting.  Specifically, the FASB said SFAS No. 156 permits a service using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value.  The adoption of SFAS No. 156 is not expected to have a material impact on the Company^s financial position, results of operations or cash flows.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

(iv) Accounting for certain hybrid instruments

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140. SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives. The adoption of SFAS No. 155 is not expected to have a material impact on the Company^s financial position, results of operations or cash flows.

(v) Accounting for stock-based compensation:

In December 2004, the FASB revised SFAS No. 123R to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model. The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are re-measured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently re-measured.

In April 2005, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") to provide additional guidance regarding the application of SFAS 123R. SAB107 permits registrants to choose an appropriate valuation technique or model to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, SFAS 123R is effective for fiscal years that begin after June 15, 2005 and will be adopted by the Company effective April 1, 2006. Additionally, SAB 107 discussed disclosures to be made under "Management^s Discussion and Analysis of Financial Condition and Results of Operations" in registrants^ periodic reports. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

(vi) Accounting for non-monetary transactions:

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, that amends APB Opinion No. 27, Accounting for Non-monetary Transactions. The new standard requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or loss, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Biotech Holdings Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

March 31, 2007 and 2006

(vii) Accounting for inventory costs:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment to Accounting Research Bulletin No. 43, Chapter 4 ("ARB 43"). This statement amends the guidance in ARB 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that these expenses may be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Prospective application of this statement is required beginning January 1, 2006. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.